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                                                                      Exhibit 60


                            OLIMPIA SpA PRESS RELEASE


               OLIMPIA SpA: THE CONTRACTS ANNOUNCED TO THE MARKET
                          IN JANUARY 2005 ARE FINALISED


     The Company takes ownership of no. 265.591.206 of Telecom Italia ordinary shares and no. 424.130.480 bonds convertible in 200 million
                      Telecom Italia ordinary shares


Milan, 16 February 2005 - Following the finalising of the contracts signed with leading financial institutions (with underlying Telecom Italia ordinary shares and convertible bonds) and announced to the market on 23 January and 27 January, Olimpia SpA announces that it has taken ownership of no. 265.591.206 of Telecom Italia ordinary shares and no. 424.130.480 convertible bonds, which will soon be converted into 200 million Telecom Italia ordinary shares. The average purchase price of the above mentioned securities is Eur 3.08 per share. Such price is calculated assuming the conversion of the said convertible bonds.

Furthermore, Olimpia SpA announces that it has signed two additional forward purchase agreements of Telecom Italia ordinary shares with two leading financial institutions for the overall amount of approximately Eur 560 million. Such contracts, upon execution, will mark the completion of the scheduled plan to purchase Telecom Italia ordinary shares for which the capital increase subscribed on January, 27 was designated.